GRIDWATER INC.

Regulation Crowdfunding Class B Preferred Stock Subscription Agreement

This Subscription Agreement (this "Agreement") is entered into by and between Gridwater Inc., a Texas C-Corporation (the "Company"), and the undersigned investor (the "Subscriber"). The subscription is made through Andes Capital Group, LLC, or another registered intermediary approved for the Offering (the "Intermediary"), pursuant to Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding.

Recitals

WHEREAS, the Company is conducting an offering of shares of its Class B Preferred Stock — Reg CF Tier (the "Class B Preferred Stock") pursuant to Regulation Crowdfunding (the "Offering");

WHEREAS, the Company is seeking a target offering amount of $25,000 and a maximum offering amount of $1,200,000;

WHEREAS, the minimum investment per Subscriber is Five Hundred Dollars ($500), or such other amount as stated in the final Form C and Intermediary subscription workflow;

WHEREAS, the Company's Class B Preferred Stock has been authorized pursuant to the Second Amended and Restated Certificate of Formation of Gridwater Inc., as amended from time to time (the "Certificate of Formation");

WHEREAS, the Subscriber desires to purchase shares of Class B Preferred Stock at a purchase price of One Hundred Dollars ($100.00) per share, subject to the terms of the Form C, this Agreement, the Certificate of Formation, the Intermediary's subscription workflow, and applicable law; and

WHEREAS, shares of Class B Preferred Stock will be issued only upon an applicable closing of the Offering and satisfaction of the conditions set forth herein and in the Form C and Intermediary procedures.

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1: SUBSCRIPTION FOR CLASS B PREFERRED STOCK

1.1 Subscription.

Subject to the terms and conditions of this Agreement, the Form C, the Certificate of Formation, the Intermediary's subscription workflow, and applicable law, the Subscriber hereby subscribes for and agrees to purchase shares of Class B Preferred Stock at a purchase price of One Hundred Dollars ($100.00) per share in the aggregate purchase amount accepted through the Intermediary's platform (the "Purchase Amount").

1.2 Minimum Investment.

The minimum investment per Subscriber is Five Hundred Dollars ($500), unless a different amount is stated in the final Form C or accepted through the Intermediary's subscription workflow.

1.3 Maximum Offering.

The maximum aggregate Reg CF Offering is $1,200,000. The target offering amount is $25,000. If investment commitments do not equal or exceed the target offering amount by the offering deadline, no securities will be sold, investment commitments will be cancelled, and committed funds will be returned to investors.

1.4 Acceptance of Subscription.

The Company may accept or reject any subscription, in whole or in part, subject to Regulation Crowdfunding and Intermediary procedures. Acceptance may occur only through the approved offering workflow.

1.5 Payment; Escrow.

The Subscriber shall deliver the full Purchase Amount to the escrow account designated by the Intermediary in accordance with the Intermediary's payment instructions. Funds will be held in escrow with a qualified third-party escrow agent and released only in accordance with the Form C, this Agreement, the escrow agreement, Intermediary procedures, Regulation Crowdfunding, and the closing conditions stated herein.

1.6 Closing.

Closing of the subscription is subject to: (a) achievement of the target offering amount, (b) Company acceptance of the subscription, (c) expiration of the cancellation period set forth in Article 7, and (d) satisfaction of all conditions imposed by the Intermediary and escrow agent. Upon an applicable closing, the Company will issue to the Subscriber the number of shares of Class B Preferred Stock corresponding to the accepted Purchase Amount at $100.00 per share.

ARTICLE 2: TERMS OF THE CLASS B PREFERRED STOCK

2.1 Offered Security.

The security subscribed for under this Agreement is Class B Preferred Stock — Reg CF Tier. The rights, preferences, privileges, and restrictions of the Class B Preferred Stock are set forth in the Certificate of Formation and summarized in the Form C.

2.2 Purchase Price and Issuance.

Shares of Class B Preferred Stock will be issued directly to the Subscriber upon an applicable closing of the Offering, subject to the Form C, this Agreement, the Certificate of Formation, Intermediary procedures, and applicable law.

The purchase price is $100.00 per share.

2.3 Rights as a Stockholder.

Upon issuance of the Class B Preferred Stock at an applicable closing, the Subscriber will have the rights of a holder of Class B Preferred Stock as set forth in the Certificate of Formation, the Form C, this Agreement, and applicable law.

2.4 Preferred Return.

The Class B Preferred Stock carries a cumulative, non-compounding preferred return of eight percent (8%) per annum on the Original Issue Price, payable when, as, and if declared by the Board of Directors, senior to dividends on Common Stock, and subject to applicable law, lawfully available funds, and the Certificate of Formation.

The preferred-return measurement period begins as of the applicable Class B Measurement Date for the shares. No distribution, dividend, preferred return, or other payment is guaranteed.

The Class B Preferred Stock is subject to the preferred-return, liquidation, put/call, conversion, protective, and other rights and limitations set forth in the Certificate of Formation. The Class B Measurement Date applicable to each share governs the commencement of the relevant preferred-return and hold-period economics.

The “Class B Measurement Date” for any share of Class B Preferred Stock means the date on which funds for that share are released from escrow to the Company and that share is issued and recorded in the Company’s stock ledger, which will be the same date. Each tranche of Class B Preferred Stock has its own Class B Measurement Date, determined separately for each issuance. This rule applies to every share of Class B Preferred Stock, including shares issued on conversion of a SAFE, for which the Class B Measurement Date is the date of conversion and issuance and not the date of the SAFE.

2.5 Liquidation Preference.

In a liquidation, dissolution, winding up, or Deemed Liquidation Event (as defined in the Certificate of Formation), the Class B Preferred Stock is entitled to receive, before any amount is paid on the Common Stock, the greater of (i) one times (1.0×) the Original Issue Price plus all accrued but unpaid Preferred Return and (ii) the Class B Participation Percentage of the Proceeds, and not the sum of them, in each case subject to the Return Floor and the Return Ceiling and allocated pro rata by the number of shares held. For this purpose the Return Floor and the Return Ceiling are measured on the same basis as under the put mechanics, namely on total return from inception, compounded annually from the applicable Class B Measurement Date and inclusive of all amounts previously paid in respect of the shares, and the amount otherwise payable is increased to the Return Floor amount or reduced to the Return Ceiling amount accordingly. The Class B Participation Percentage is three and one-half percent (3.5%) multiplied by a fraction, the numerator of which is the number of shares of Class B Preferred Stock then outstanding and the denominator of which is fifty-two thousand (52,000). The Class B Preferred Stock ranks senior to the Common Stock and pari passu with the Class B Preferred Stock — Reg D Tier and with any outstanding Class A Preferred Stock, as provided in the Certificate of Formation.

2.6 Voting Rights.

The Class B Preferred Stock is non-voting except as required by the Texas Business Organizations Code, subject to the protective provisions set forth in the Certificate of Formation, under which the consent of the holders of a majority of the outstanding Class B Preferred Stock is required to (i) create or issue any stock senior to the Class B Preferred Stock; (ii) liquidate, dissolve, wind up, or effect a Deemed Liquidation Event; (iii) amend the certificate of formation in a way that adversely affects the Class B Preferred Stock; (iv) enter into a related-party transaction outside the ordinary course of business; or (v) effect any redemption or repurchase that would impair the qualification of the Class B Preferred Stock as QSBS.

2.7 Conversion to Common Stock.

The Class B Preferred Stock converts automatically into Common Stock, one share for one share, upon a firm-commitment underwritten public offering priced at not less than five (5) times the Original Issue Price that raises at least $500,000,000 net to the Company. Otherwise, the Class B Preferred Stock is convertible into Common Stock only at the election of the Board of Directors, and the Subscriber has no right to initiate or require conversion. A Board-elected conversion does not require the consent of Class B holders. On any conversion, the Company will pay all accrued and unpaid Preferred Return on the converted shares, and the Subscriber will receive the greater of (i) the shares of Common Stock issuable at the conversion rate then in effect and (ii) the number of shares of Common Stock having a fair market value equal to the amount that, together with all amounts previously paid in respect of the converted shares, produces an eighteen percent (18%) internal rate of return, and not the sum of them. The Return Ceiling does not apply to a conversion. Following conversion, the Subscriber would no longer hold the liquidation preference, Put Right or protective provisions associated with the Class B Preferred Stock, as provided in the Certificate of Formation.

2.8 Anti-Dilution.

The Class B Preferred Stock carries customary adjustments for stock splits, combinations, and similar recapitalizations, as set forth in the Certificate of Formation. The Class B Preferred Stock has no price-based anti-dilution protection.

2.9 Hold Period; Put and Call Rights.

The Class B Preferred Stock has a five-year hold period measured from the applicable Class B Measurement Date, followed by investor put and Company call mechanics, subject to the Certificate of Formation. No share may be put before the fifth anniversary of its Class B Measurement Date. Following the hold period, the Subscriber shall have a Put Right and the Company shall have a Call Right at the then applicable Put Price, exercisable during a calendar-quarter Put Window commencing on or after the fifth anniversary of the applicable Class B Measurement Date. Both the Put Right and the Call Right are exercisable only as to all, and not less than all, of the Subscriber's Class B Preferred Stock, and shares bought back are retired and may not be reissued. The Put Price is determined under the valuation formula in the Certificate of Formation, subject to the Return Floor and Return Ceiling described in Section 2.11.

2.10 Put Price — Base Valuation.

The aggregate Put Price equals three and one-half percent (3.5%) of Company Value multiplied by a fraction, the numerator of which is the number of shares of Class B Preferred Stock then outstanding and the denominator of which is fifty-two thousand (52,000), allocated pro rata by the number of shares held and calculated on a fully diluted basis. "Company Value" equals three and one-half (3.5) times the Company's gross revenue for the trailing twelve months ending on the buyback date, determined in accordance with generally accepted accounting principles in the United States, consistently applied (together, the "Base Valuation"). The denominator of 52,000 corresponds to the full subscription of $5,200,000 across the concurrent Regulation D offering ($4,000,000) and this Regulation Crowdfunding Offering ($1,200,000).

2.11 Put Price — Guardrail Mechanics.

If the Base Valuation calculation would produce a return below eighteen percent (18%), the Put Price shall be adjusted upward to provide the Subscriber an amount equal to an eighteen percent (18%)

annual return, measured on total return from inception, compounded annually from the applicable Class B Measurement Date and inclusive of amounts previously paid (the “Return Floor”). If the Base Valuation calculation would produce a return above thirty percent (30%), the Put Price shall be adjusted downward to cap the Subscriber’s return at a thirty percent (30%) annual return, measured on the same basis (the “Return Ceiling”). The guardrails are intended to provide downside protection through a contractual return floor, upside participation through the revenue multiple, and alignment between investor and Company interests. The Return Floor and Return Ceiling are contractual guardrails on the Put Price calculation and are not a guaranteed return; the Return Floor is payable only if and when the Put Right or Call Right is properly exercised and only to the extent the Company has lawfully available funds.

2.12 Company Extension Right.

If, on the fifth anniversary of the applicable Class B Measurement Date, the Base Valuation calculation would produce a Put Price below the Return Floor (i.e., the floor would be the controlling value), the Company may, upon ninety (90) days’ prior written notice to all holders of Class B Preferred Stock, extend commencement of the Put Window by up to two (2) additional years (the “Extension Period”). During any Extension Period, the Preferred Return continues to accrue and the Return Floor continues to apply, so that the Put Price when paid reflects the Return Floor measured through the date of payment, but holders may not exercise the Put Right during the Extension Period. An extension does not constitute a default, and no penalty or additional rate arises from it. The Company Extension Right defers the timing of put exercise while preserving the economic entitlement. The Subscriber acknowledges that, if the Company exercises the Company Extension Right in full, the Put Window may not commence until the seventh anniversary of the applicable Class B Measurement Date.

2.13 Lawfully Available Funds.

The Company’s obligation to pay dividends, the Preferred Return, or the Put Price is subject to lawfully available funds under the Texas Business Organizations Code and applicable solvency, distribution, and covenant restrictions. Any amount deferred for that reason remains owed, continues to accrue as provided in the Certificate of Formation, and will be paid as soon as the Company may lawfully pay it. No deferral for lack of lawfully available funds constitutes a default, and no penalty or additional rate arises from it.

2.14 No Guarantee.

No distribution, preferred return, redemption, repurchase, put, call, IRR, tax treatment, liquidity event, or investment return is guaranteed. Any reference to a targeted IRR is for illustrative and analytical purposes only, is based on assumptions that may not materialize, and is not a contractual obligation of the Company except to the extent expressly set forth as the Return Floor and Return Ceiling in this Agreement and the Certificate of Formation.

2.15 Parity with Reg D Tier.

The Class B Preferred Stock — Reg CF Tier and the Class B Preferred Stock — Reg D Tier constitute a single class of Class B Preferred Stock and carry the applicable economic terms set forth in the Certificate of Formation (same Original Issue Price, same Preferred Return, same hold period, same put and call mechanics, same Base Valuation methodology, and same Return Floor and Return Ceiling) and rank pari passu as provided in the Certificate of Formation. The differentiation between tiers exists for regulatory and disclosure purposes. Prior to and in connection with the development of the current

direct Class B Preferred Stock offering structure, the Company accepted investments pursuant to Simple Agreements for Future Equity (SAFEs) in Regulation D transactions. The Company issued SAFEs to eleven (11) verified accredited investors during July and August 2026 for aggregate subscription proceeds of $260,000. Those SAFEs remain outstanding and are intended to convert into Class B Preferred Stock — Reg D Tier in accordance with the applicable SAFE terms and the Company's governing documents. The Class B Measurement Date applicable to shares issued upon conversion is the date of conversion and issuance, determined under Section 2.4, and is not the closing date of the applicable SAFE.

2.16 Information Rights.

The Company will provide holders of Class B Preferred Stock with annual financial statements within one hundred twenty (120) days after the end of each fiscal year and quarterly financial statements within forty-five (45) days after the end of each fiscal quarter, in addition to the ongoing annual reports required by Rule 202 of Regulation Crowdfunding.

2.17 Governing Terms.

The rights, preferences, privileges, restrictions, and limitations of the Class B Preferred Stock are governed by the Certificate of Formation. The Form C summarizes certain terms but does not replace or modify the Certificate of Formation. In the event of any inconsistency regarding the terms of the Class B Preferred Stock, the Certificate of Formation controls, subject to applicable securities laws and the rights provided to investors under Regulation Crowdfunding.

ARTICLE 3: REPRESENTATIONS OF THE SUBSCRIBER

The Subscriber represents and warrants that:

1. The Subscriber has reviewed the Form C, this Agreement, the Certificate of Formation, the risk factors in Section 7 of the Form C, and the offering materials made available through the Intermediary.
2. The Subscriber understands that the Subscriber is subscribing for shares of Class B Preferred Stock — Reg CF Tier, which will be issued only upon an applicable closing of the Offering.
3. The Subscriber understands that the subscription may be rejected or cancelled and that no shares will be issued unless the applicable closing conditions are satisfied.
4. The Subscriber understands that the Class B Preferred Stock has been authorized under the Certificate of Formation and that the rights and economics of the shares are governed by the Certificate of Formation and applicable Offering documents.
5. The Subscriber understands that the investment is speculative, illiquid, involves a high degree of risk, and may result in loss of the entire investment.
6. The Subscriber is not relying on any representation outside the Form C, this Agreement, the Certificate of Formation, Intermediary platform materials, and other authorized offering materials.
7. The Subscriber has had the opportunity to consult with the Subscriber's own legal, tax, accounting, investment, and financial advisors.
8. The Subscriber is purchasing for the Subscriber's own account and not with a view to unlawful resale or distribution.
9. The Subscriber will comply with all Regulation Crowdfunding investment limits, transfer restrictions, and Intermediary requirements.

10. All information provided by the Subscriber in connection with the Offering is true, complete, and correct.
11. The Subscriber is able to bear the economic risk of the investment, including a total loss of the Purchase Amount, and has no need for liquidity with respect to the investment.
12. The Subscriber has had the opportunity to ask questions of, and receive answers from, the Company concerning the Offering through the Intermediary's platform.
13. The Subscriber understands that the Class B Preferred Stock may not be transferred for one year except as permitted by Rule 501 of Regulation Crowdfunding, and thereafter only pursuant to an effective registration statement or an available exemption from registration.
14. If the Subscriber is an entity, the Subscriber is duly organized, validly existing, and has full power and authority to execute this Agreement, and the person executing on its behalf is duly authorized to do so.
15. The Subscriber is not a person or entity with whom transactions are prohibited under any U.S. economic sanctions or anti-money-laundering laws, and the funds used to pay the Purchase Amount were not derived from unlawful activity.

ARTICLE 4: COMPANY REPRESENTATIONS

4.1 Organization and Authority.

The Company represents that it is duly organized and existing under the laws of Texas and has authority to conduct the Offering and issue the Class B Preferred Stock. The Class B Preferred Stock has been authorized under the Certificate of Formation.

4.2 Rule 503(a) Bad-Actor Representation.

The Company represents and warrants that, to the Company's knowledge after reasonable factual inquiry, neither the Company nor any person described in Rule 503(a) of Regulation Crowdfunding is subject to a disqualifying event described in that rule. The Company has conducted that inquiry with respect to the Company, its directors, officers and 20% beneficial owners, and will update it before each closing. Supporting documentation is available on reasonable request, subject to confidentiality and applicable privacy laws.

4.3 No Guarantee.

The Company makes no guarantee regarding future revenues, profitability, distributions, preferred returns, liquidity events, redemptions, repurchases, tax outcomes, exit valuation, IRR, or investment returns.

ARTICLE 5: TRANSFER RESTRICTIONS

5.1 Restricted Securities.

The Class B Preferred Stock is subject to the transfer restrictions imposed by Regulation Crowdfunding, the Certificate of Formation, the Company's governing documents, and applicable securities laws. Securities purchased in a Regulation Crowdfunding transaction may not be transferred for one year except as permitted by Rule 501 of Regulation Crowdfunding.

5.2 Contractual Hold Period.

In addition to the foregoing, the Class B Preferred Stock is subject to a five (5)-year hold period from the applicable Class B Measurement Date.

5.3 Legend.

Any certificate or book-entry notation representing the Class B Preferred Stock may bear a customary restrictive legend, and the Company may impose stop-transfer instructions consistent with this Article 5.

5.4 No Public Market.

No public market exists for the Class B Preferred Stock, and none is expected to develop.

ARTICLE 6: TAX MATTERS AND QSBS CONSIDERATIONS

The Company intends that the Class B Preferred Stock may qualify as qualified small business stock under Section 1202 of the Internal Revenue Code if all applicable requirements are satisfied. No QSBS status, tax-free treatment, capital-gain exclusion, or other tax treatment is guaranteed. The Subscriber should consult the Subscriber's own tax advisor. For shares that qualify as QSBS, the applicable Section 1202 holding period generally begins when the Subscriber acquires the Class B Preferred Stock at original issuance. The Class B Measurement Date used for contractual economic terms is governed by the Certificate of Formation and does not determine federal tax treatment. The Company intends to operate, and under the Certificate of Formation will use commercially reasonable efforts to operate, in a manner consistent with QSBS eligibility, including with respect to active business operation, aggregate gross assets, qualified trade or business activities, and avoidance of redemptions that may impair QSBS status. The Subscriber acknowledges the tax risks described in Section 7 of the Form C, including that holders may recognize taxable income before receiving any cash.

ARTICLE 7: CANCELLATION RIGHTS

Pursuant to Regulation Crowdfunding, the Subscriber may cancel an investment commitment for any reason up to 48 hours prior to the earlier of (a) the offering deadline or (b) such earlier closing time as the Company may designate in accordance with Regulation Crowdfunding and the Intermediary's procedures (provided the Target Offering Amount has been met). After this cutoff, commitments are binding except as required by law, including in connection with material changes requiring reconfirmation.

ARTICLE 8: ESCROW AND CLOSING

All Subscriber funds will be deposited into an escrow account established by the Intermediary with a qualified third-party escrow agent. Funds will be released to the Company only upon: (a) achievement of the Target Offering Amount; (b) Company acceptance of the subscription; (c) expiration of applicable cancellation rights; and (d) satisfaction of Intermediary and escrow requirements. Upon an applicable closing, the Company will issue the corresponding shares of Class B Preferred Stock.

If the Offering is terminated, withdrawn, fails to reach the Target Offering Amount, or cannot proceed on the disclosed terms, funds will be returned to Subscribers through the approved refund workflow as required by Regulation Crowdfunding and Intermediary procedures.

ARTICLE 9: ELECTRONIC SIGNATURE AND DELIVERY

The Subscriber agrees that electronic signatures, electronic acceptance through the Intermediary's platform, and electronic delivery of documents are binding and enforceable to the fullest extent permitted by law. This Agreement may be executed in counterparts, each of which is deemed an original and all of which together constitute one instrument.

ARTICLE 10: MISCELLANEOUS

10.1 Entire Framework; Conflicts.

This Agreement, the Form C, the Certificate of Formation, the Intermediary-approved subscription workflow, and the Company's other governing documents constitute the relevant agreement and disclosure framework for the Subscriber's investment. In the event of a conflict regarding the rights and terms of the Class B Preferred Stock, the Certificate of Formation will control, subject to applicable securities laws and Regulation Crowdfunding requirements.

10.2 Amendment.

The Company may amend this Agreement and related offering materials as required to conform to the final Form C, the Certificate of Formation, Intermediary requirements, escrow arrangements, and applicable law, subject to any required investor notice, cancellation, or reconfirmation rights.

10.3 Governing Law.

This Agreement and the matters described herein will be governed by the laws of the State of Texas, without giving effect to conflict-of-law principles.

10.4 Severability; Assignment.

If any provision of this Agreement is held invalid or unenforceable, the remaining provisions remain in full force and effect. The Subscriber may not assign this Agreement or any rights hereunder without the prior written consent of the Company.

SIGNATURE

Subscriber Name: ________________________________

Purchase Amount: $________________________________

Number of Class B Preferred Shares: ____________________________

Date: ________________________________

Electronic Signature / Platform Acceptance: ________________________________

COMPANY ACCEPTANCE

The Company hereby accepts the above subscription in the amount set forth below, subject to the closing conditions in Article 1 and Article 8.

Accepted Purchase Amount: $ ____________________________________

Accepted Number of Class B Preferred Shares: ___________________

GRIDWATER INC. — By: ____

Name and Title: ____

Acceptance Date: ____